                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                   E-NET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268 745 205
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                                 (CUSIP Number)

Thomas E. Taylor                                 with a copy to:
General Counsel and Secretary                    Karen C. Goodin, Esq.
Cincinnati Bell Inc.                             Riordan & McKinzie
201 East Fourth Street                           600 Anton Boulevard, 18th Floor
Cincinnati, Ohio 45201-2301                      Costa Mesa, California  92626
(513) 397-1504                                   (714) 433-2655
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 268 745 205                                          PAGE 2 OF 6 PAGES
---------------------                                          -----------------

   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Cincinnati Bell Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
      NUMBER OF         --------------------------------------------------------
       SHARES            8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                1,888,653 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,888,653 (See Item 5)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,888,653 (See Item 5)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 268 745 205                                          PAGE 3 OF 6 PAGES
---------------------                                          -----------------

   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Broadwing Holdings Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
      NUMBER OF         --------------------------------------------------------
       SHARES            8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                1,888,653 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,888,653 (See Item 5)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,888,653 (See Item 5)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $.01, CUSIP No. 268 745 205 (the "Common Stock"), of e-Net, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 12800 Middlebrook Road, Suite 400, Germantown, Maryland 20874-5204.

Item 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by and on behalf of Cincinnati Bell Inc., an Ohio corporation doing business as Broadwing Inc. ("CBI"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301 and Broadwing Holdings Inc., a Delaware corporation ("Holdings"), having its principal address and principal office at 300 Delaware Avenue, 9th floor, DE-540, Wilmington, Delaware 19801 (collectively, the "Filing Persons").

        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All executive officers and directors of each of the Filing Persons are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a letter agreement dated December 7, 1999 (the "Letter Agreement") between CBI and the Issuer, CBI exercised an option (the "Option") assigned by IXC Internet Services, Inc., a Delaware corporation and a wholly-owned subsidiary of CBI ("Internet") to acquire 1,888,653 shares of the Common Stock at a purchase price of approximately $5.742 per share contingent upon CBI Board approval. On December 8, 1999, such contingency was satisfied. The Option was initially granted to Internet pursuant to a Revenue Sharing, Service Development and Joint Marketing Alliance Agreement entered into as of September 14, 1999 between the Issuer and Broadwing Communications Services Inc., formerly IXC Communications Services, Inc., a wholly owned subsidiary of CBI (the "Alliance Agreement"). The aggregate purchase price of $10,845,000.00 will be paid out of funds from working capital on or prior to December 20, 1999. The 1,888,653 shares of the Common Stock will be issued to Holdings, a wholly owned subsidiary of CBI.

Item 4. PURPOSE OF TRANSACTION.

        The Issuer's Common Stock has been acquired solely for investment.

        (a) Not applicable.

        (b) Not applicable.

        (c) Not applicable.

        (d) In connection with the Letter Agreement, the Filing Persons have requested that the Issuer grant the Filing Persons two seats on the Issuer's board of directors, with the intent that one such seat be filled by a business person and the other such seat be filled by a technology expert.

        (e) Not applicable.


                               Page 4 of 6 pages

        (f) Not applicable.

        (g) Not applicable.

        (h) Not applicable.

        (i) Not applicable.

        (j) Not applicable.

Item 5. Interest in Securities of The Issuer.

        (a) Each of the Filing Persons may be deemed to beneficially own 1,888,653 shares, or approximately 18.3% of the Issuer's outstanding Common Stock.

        (b) Each of the Filing Persons may be deemed to have shared dispositive power with respect to 1,888,653 shares of the Issuer's Common Stock and shared voting power with respect to 1,888,653 shares of the Issuer's Common Stock.

        (c) Other than as set forth in this Schedule 13D, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As confirmed in the Letter Agreement, the Issuer has granted to Holdings each of the registration rights set forth in Section IX, Paragraph B of the Alliance Agreement with respect to the shares acquired through the Option.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        The Filing Persons file as exhibits the following:

        EXHIBIT 1: Revenue Sharing, Service Development and Joint Marketing
                   Alliance Agreement dated as of September 14, 1999 by and between the Issuer and Broadwing Communications Services Inc., formerly IXC Communications Services, Inc., (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 15, 1999).

        EXHIBIT 2: Letter Agreement dated December 7, 1999 between the Issuer and CBI.

        EXHIBIT 3: Joint Reporting Agreement dated December 17, 1999 between the
                   Filing Persons.

                               Page 5 of 6 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999                      CINCINNATI BELL INC.


                                              /s/ THOMAS E. TAYLOR
                                              ----------------------------------
                                              By: Thomas E. Taylor
                                              Its: General Counsel and Secretary


                                              BROADWING HOLDINGS INC.


                                              /s/ THOMAS E. TAYLOR
                                              ----------------------------------
                                              By: Thomas E. Taylor
                                              Its: Secretary and Treasurer


                               Page 6 of 6 pages

                                                                      SCHEDULE A

        1. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cincinnati Bell Inc. ("CBI") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:


Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Richard G. Ellenberger                      President and Chief Executive Officer of CBI, Chief Executive
                                            Officer and Director of Cincinnati Bell Telephone Company

Karen M. Hoguet                             Chief Financial Officer and Senior Vice President of Federated
                                            Department Stores, Inc.

David B. Sharrock                           Consultant, Director of Interneuron Pharmaceuticals Inc.,
                                            Intercardia, Inc. and Praecis Pharmaceutical, Inc., Incara
                                            Inc., and The Ohio State University Foundation

Phillip R. Cox                              President and Chief Executive Officer of Cox Financial Corporation,
                                            Director of Federal Reserve Bank of Cleveland, Cinergy Corp., BDM
                                            International, Touchstone Mutual Funds and PNC Bank, Ohio, N.A.

William A. Friedlander                      Chairman of Bartlett & Co., Director of The Union Central Life
                                            Insurance Company and Center Bank of Clermont, Ohio

John T. LaMacchia                           President and Chief Executive Officer of CellNet Data Systems,
                                            Director of The Kroger Co., Burlington Resources Inc. and FORE Systems

James D. Kiggen                             Chairman of the Board of CBI, Chairman of the Board of Xtek, Inc.,
                                            Director of Fifth Third Bank and United States Playing Card Co.

Daniel J. Meyer                             Chairman and Chief Executive Officer of Milacron, Inc., Director of
                                            the E.W. Scripps Company and Hubbell Incorporated

Mary D. Nelson                              Director of The Union Central Life Insurance Company

Richard D. Irwin                            President of Grumman Hill Company, LLC, Director of PharmChem
                                            Laboratories, Inc.

John M. Zrno                                Director of Teleglobe, Inc.

J. Taylor Crandall                          Managing Partner of Oak Hill Capital Management, Inc., Director of
                                            Keystone, U.S. Oncology Inc., Sunterra Corporation and Washington
                                            Mutual, Inc.

Executive Officers (Who Are Not Directors):


Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Kevin W. Mooney                             Executive Vice President and Chief Financial Officer of CBI
                                            and President of Holdings

Thomas E. Taylor                            General Counsel and Secretary of CBI


        2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Holdings Inc. ("Holdings") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:


Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Richard G. Ellenberger                      President and Chief Executive Officer of CBI and Chief
                                            Executive Officer and Director of Cincinnati Bell Telephone
                                            Company

Kevin W. Mooney                             Executive Vice President and Chief Financial Officer of CBI
                                            and President of Holdings

Linda S. Bubacz                             Trust Officer, First Union National Bank


Executive Officers (Who Are Not Directors):


Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Thomas E. Taylor                            General Counsel and Secretary of CBI and Secretary and
                                            Treasurer of Holdings

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                      DESCRIPTION
      -------                     -----------

       1 Revenue Sharing, Service Development and Joint Marketing Alliance Agreement dated as of September 14, 1999 between the Issuer and Broadwing Communications Services Inc., formerly IXC Communications Services, Inc., (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 15, 1999).

       2          Letter Agreement dated December 7, 1999 between the Issuer and
                  CBI.

       3 Joint Reporting Agreement dated December 17, 1999 between the Filing Persons.